

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-Mail</u>
Patrick J. Roe
President and Chief Executive Officer
First Community Financial Partners, Inc.
2801 Black Road
Joliet, Illinois 60435

> **Re: First Community Financial Partners, Inc.**
> **Amendment No. 1 to Registration Statements on**
> **Form S-4**
> **Filed January 21, 2013**
> **File No.'s 333-185041, 333-185043 and 333-185044**

Dear Mr. Roe:

We have reviewed your amended filing regarding the merger with Burr Ridge Bank and Trust, file number 333-185041, and have the following comments. We have also given a limited review to your other two registration statements as to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

When appropriate, the following comments should be reflected in each of the three filings. We have based our page numbering on the S-4 for Burr Ridge Bank and Trust Bank of Homer Glen & Lockport.

<u>Risk Factors, page 20</u>

1. For the Burr Ridge filing, the most prominent risk factor should contrast the book value and earnings of the securities given up for the book value and earnings of the securities to be received.

Market Data, page 20

2. Pursuant to Item 17(a)(2) of the form requirements for Form S-4, revise to include the information required by Item 201(a)(iii) of Regulation S-K, to the extent known, including the source of this information.

The Board's Reasons for the Merger, page 41

3. The board should specifically note each Monroe analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Opinion of the Financial Advisor, page 42

4. As previously requested, please disclose the total amount received by Monroe Securities from First Community, including its majority-owned subsidiaries, in the last two years.

Summary Compensation, page 153

5. Revise to provide information for the year ended 2012. See Item 18 of Form S-4 and Item 402 of Regulation S-K.

Exhibit 8.2

6. Please revise the first sentence to make clear that you are addressing all of the material federal income tax consequences. Delete the term certain from the first line.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Benjamin Phippen at 202-551-3697 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By E-mail to: Jason Zgliniec
jzgliniec@schiffhardin.com